FORM 15
           (As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688)

                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                         FORM 15
 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
               Reports Under Sections 13 and 15(d) of the Securities
                               Exchange Act of 1934.

                              Commission File Number 0-11970

                      PRUDENTIAL-BACHE/VMS REALTY ASSOCIATES L.P. I
                  (Exact name of registrant as specified in its charter)

                                630 Dundee Road, Suite 220
                                Northbrook, Illinois 60062
                             Telephone Number (847) 714-9600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Units of Limited Partnership Interest
                 (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  (x)         Rule 12h-3(b)(1)(ii)    ( )
               Rule 12g-4(a)(1)(ii) ( )         Rule 12h-3(b)(2)(i)     ( )
               Rule 12g-4(a)(2)(i)  ( )         Rule 12h-3(b)(2)(ii)    ( )
               Rule 12g-4(a)(2)(ii) ( )         Rule 15d-6              ( )
               Rule 12h-3(b)(1)(i)  ( )

Approximate number of holders of record as of the certification or notice date:
                                           None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Prudential-Bache/VMS Realty Associates, L.P. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   PRUDENITAL-BACHE/VMS REALTY ASSOCIATES L.P. I

                                   BY:  VMS Realty Associates
                                        Its Managing General Partner

                                   BY:  JAS Realty Corporation
DATE: August 8, 1997
                                   BY:  /s/Thomas A. Gatti
                                        Thomas A. Gatti
                                        Senior Vice President and
                                        Principal Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.